Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 30, 2026
TO THE PROSPECTUS DATED APRIL 27, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 27, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to provide an update on our Investor Incentive Program.
Extension of Investor Incentive Program
We and our Adviser have extended the Investor Incentive Program whereby each investor subscribing for shares will receive Bonus Shares at no additional cost to the investor (as described in greater detail in our prior Prospectus supplements). The Investor Incentive Program will now terminate on the earlier of (i) immediately following the acceptance of subscriptions by us on December 1, 2026, or (ii) following the month in which we exceed $250 million of proceeds raised (excluding upfront commissions, distribution reinvestments and Bonus Shares) from the sale of shares since the beginning of the Investor Incentive Program. In the month in which we exceed the $250 million threshold, we will issue Bonus Shares to investors that purchase shares during such month on a pro rata basis based on their subscription amount.

Except as described above, all other terms and conditions of the Investor Incentive Program remain unchanged.
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